VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission	April 24, 2007

100 F Street NE

Washington, D.C.  20549

Attn:  Barbara C. Jacobs and Hugh Fuller

RE:	Innovative Solutions and Support, Inc.
Amendment No. 2 to the Registration Statement on Form S-3
File No. 333-140018

Ladies and Gentlemen:

Innovative Solutions and Support, Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-3 (Registration No. 333-140018).  On behalf of the Company, we respond to the comments raised by the staff of the Commission in the letter dated April 12, 2007 from Ms. Barbara C. Jacobs to Mr. Geoffrey S. M. Hedrick.  For your convenience, the comments are included in this letter and are followed by the applicable response.

Form S-3

Incorporation of Certain Documents by Reference. Page 10

1.                                      Please see our prior comment 5.  We note that your definitive proxy soliciting materials were filed on February 5, 2007.  According to General Instruction G(3) to Form 10-K, you may incorporate the Part III information only if the definitive proxy soliciting materials are filed within 120 days of the end of your fiscal year.  Please amend your Form 10-K to include the Part III information and then amend your Form S-3 to incorporate that amended Form 10-K by reference.

Response:

On April 24, 2007, the Company filed Amendment No. 1 (the “Annual Report Amendment”) on Form 10-K/A to its Annual Report (the “Annual Report”) on Form 10-K for the fiscal year ended September 30, 2006, amending Part III of the Annual Report to include the required information.  Amendment No. 2 incorporates by reference the information in the Annual Report Amendment.

If you have any questions, please feel free to contact Henry N. Nassau at 215.994.2138, Stephen M. Leitzell at 215.994.2621 or the undersigned at 215.994.2241.  Thank you for your cooperation and attention to this matter.

Sincerely,

Aaron R. Dixon, Esq.

cc:	Geoffrey S. M. Hedrick
James J. Reilly
Henry N. Nassau, Esq.
Stephen M. Leitzell, Esq.